

Adrian Deasy - Founder and CEO

Hi, I'm Adrian Deasy and I'm the CEO of Octane Coffee. Octane Coffee is a fully automated, robotic coffee shop that provides the world's fastest drive-thru experience.



Let's meet Rob, he'll be our protagonist for today's pitch. Rob's morning routine is to grab a coffee on his drive to work. He arrives right on schedule to his local drive-thru, orders a vanilla latte, and pays with his credit card. He repeats this ritual every single day.

You've probably experienced your own version of this story.



The problem is, the drive thru experience SUCKS - You're forced to repeat the same order, at the same location, with the same payment details, every single visit.

There is a very predictable nature to Rob's morning routine - but his experience is highly variable depending on the drive thru that day. Some days it could be 4 minutes. Some days it could be 20 minutes. That time difference can mean missing an important meeting or your kids going from zero to ugly in the backseat.

And Americans make over 16 million trips through the drive-thru every single day.



At Octane Coffee, we've completely automated the drive thru and designed a magical experience for the customer, with order pick-up in 30 seconds. So instead of suffering in the drive thru line at his local coffee shop, here's how Rob would use Octane Coffee:



5:01
OCTANE
COFFEE
Home
Menu
Orders
Favorites
Profile
About
Sign In
Create Account
5:02
Back
Order
Vanilla Latte
Latte with vanilla and two shots.
Options
Select your preferred drink options.
Size
Large
Medium
Small
Milk Selection
Skim Milk
Almond Milk
2% Milk
Whole Milk
Syrup Selection (half pumps)
Caramel Syrup
5:05
Back
Checkout
Order Summary
Total Price: $3.68
123 456 789
Pickup Location
30 mins away by car.
Pickup Times
5:10 PM
5:15 PM
5:20 PM

Rob sets up his profile one time in our mobile ordering app, saving his customized Vanilla Latte to Favorites for repeat order every weekday at around 7:45am.

His customized drink order, payment details, location preference, and pick-up time are saved to his Octane Coffee profile, which allows for our automation to eliminate many of these repetitive and time-wasting activities.

Our app also makes it easy to make single purchases or find and order at your nearest Octane Coffee once more locations are launched.



Friday morning rolls around and Rob gets a notification on his phone, he confirms his regular order. He finishes getting ready and heads out for the day.



While Rob is en route to his nearest Octane Coffee location, our systems are monitoring his mobile device GPS to start lining up robotic drink production with his estimated arrival time.



When Rob arrives at Octane Coffee, our tracking systems switch over from GPS to Bluetooth beacons placed in the drive-thru lane so that we know where his car is and when his drink needs to be ready for pick-up.



When Rob is 1 minute out from the drive-thru window, our system releases Rob's coffee for preparation.

A 4-axis industrial robot grabs a cup out of the dispenser and places in underneath an espresso machine for coffee extraction and steaming of the milk.

It is then brought over for flavor syrup dispensing and into a lid placing mechanism. The cup is rotated as the lid is pushed on with ball bearings and we're inkjet printing the messaging around the top 1" of the cup.

The cup is then placed into the drive-thru window for customer pick-up.



As the he pulls up to the drive-thru window, the drink cubby unlocks, rotates around, and lights up, presenting Rob's order for express pick-up.

His cup has a custom inkjet printed label around the rim that is used to give Rob a unique and personalized daily coffee experience.


11:17
Tuesday, October 14
OCTANE COFFEE
now
How was the temperature on your Vanilla Latte today?
Just Right
Too Hot
Too Cold
11:17
Tuesday, October 14
OCTANE COFFEE
now
How were our menu offerings?
Did you find your go-to drink?
Yes, Great!
More Variety
Submit One

5 minutes after he exits the drive-thru, we send a follow up notification to gather feedback on his experience.

Was your drink too hot or too cold?

Or, do you have a suggestion for items we should add to our menu?

So, Rob's experience went from one of worry and dread to predictable and reliable by switching to Octane Coffee. He saves time and hassle every day by using our service.

Just as Ray Kroc of McDonalds systemized the process of making hamburgers, we are completely automating the process of coffee in the drive-thru.



375%
More Profitable

1/3
Cost to Launch

And best of all, we're way more profitable. With extreme reductions in labor and overhead, Octane Coffee is 375% more profitable per drink sold compared to major coffee chains.

Starbucks spends an estimated $8.6B on labor each year, our Octane Coffee systems can reduce that cost by up to 80%.

New Octane Coffee locations can be launched for 1/3rd the price of our competitors, creating a quick return on investment for new corporate locations and Franchise Owners.

--- DISCLAIMER: These financial projections are not guaranteed. ---

OCTANE COFFEE

Go To Market Strategy



Close $400k Seed Round
Dec '20
Dec '21
Selling 400+ drinks per day, $44k MRR
Start $3M Series A Raise
Jan '22
Jun '22
Launch 3 'Shipping Container' Drive-Thru Locations
Dec '22
$100k MRR
Scale-Up Manufacturing And Franchise
Q1 '23

We are planning to close our Seed Round in November 2020 and start scaling up our systems for our first drive-thru launch in early 2021.

After around 12 months of growth, we will begin raising a $3M Series A to launch three shipping container style locations in Milwaukee and north Chicagoland. These units will be the test platform for our franchise growth strategy.

We will manufacture and test each automation cell here in Milwaukee before it is shipped to its final install location, creating a turn-key business for franchisees and greatly reducing their timeline to launch a new drive-thru.

--- DISCLAIMER: These financial projections are not guaranteed. This slide represents forward looking guidance and growth strategy. ---


Westwood Dr
Sky Zone
Trampoline Park
Indoor trampolines &...
Aurora Urgent Care
Aurora Pharmacy
Veloce Indoor
Speedway Milwaukee
Berco of Ame
Point Burger
Bar Pewaukee
Customized burgers &...
38,000+
Cars Per
Day
164
94
164
Redford Blvd
Redford Blvd
Johnson Fitness
& Wellness Store...
Exercise equipment store
120,000+
Cars Per
Day
295
164
Steinhafels
Furniture store

We've selected our drive-thru launch site and it's shown here on the map in Pewaukee, WI. Our drive-thru will be visible to over 38,000 cars per day on the north/south running Redford Boulevard, as well as convenient access for traffic on I-94. The nearest Starbucks and Dunkin' locations are 8 to 10 minutes away on streets with half the traffic count.

The break even for this location is 140 coffees per day, an average coffee shop in America typically sells 230. For reference, a Starbucks in our local area targets volumes of 600 to 800 drinks per day.



The away from home coffee industry is huge, FIVE TIMES bigger than the 'at home' market and estimated at $73.9 Billion dollars per year. This showcases just how important coffee on-the-go is to the American consumer.

Our beachhead is the $56.7 Million dollars spent annually in the Greater Milwaukee area.


Adrian Deasy
Founder and CEO
Burt Peterson
Controls Engineer
Kyle Hamilton
Marketing Lead
Alec Chan
Mobile Developer

Our current team consists of four core members:

Adrian Deasy, Founder and CEO, Mechanical Design Engineer with 8+ years of manufacturing and automation design

Burt Peterson, Independent Controls Engineer with 30 plus years of manufacturing experience

Kyle Hamilton, Marketing Lead and Digital Media Expert

And Alec Chan, Computer Science Student at UW-Madison and Full Stack Mobile Developer

Seed Round		Raising
$400k		**$100k**
Current Status: $150k in Investor Commitments + $50k in Equipment Financing		Through WeFunder Campaign

We are currently raising a $400k Seed Round of which $150k is committed from investors. We are currently looking to raise one quarter of that total via WeFunder.

Lancaster Investments out of Madison, WI is leading the round with a $100k total investment, of which they've submitted $1,000 through the WeFunder Campaign. Their commercial real estate expertise will be a huge asset as we grow our concept into multiple drive-thru locations.

Two local Angel Investors have also committed a total of $50k towards this Seed Round.

An additional $50k of commercial equipment financing has also been secured from a local lender, Wisconsin Bank & Trust.



Adrian Deasy - Founder and CEO

adrian@octanemke.com

The drive-thru model has been stagnant forever and Coronavirus has pushed even more customers into dreadfully long waits in the drive-thru.

We were already hard at work, reimagining a contactless drive-thru model with a fully automated customer experience from start to finish. We are ready to launch and grow our concept with help and guidance from investors like you.

Thanks for your time and I'm happy to answer any questions you might have, please reach out via the e-mail address listed here.



Appendix

Competition



Briggo – Austin, TX

$19M raised, founded 2011



Cafe X – San Francisco, CA

$14.5M raised, founded 2015



Truebird – NYC, NY

$2M raised, founded 2018






Coffee as a service, complete the whole process, not a gimmick they find at the airport.

Briggo & Cafe X aimed at Airports, Office Parks, and Convention Centers.

Cafe X closed all three downtown SF locations in Jan 2020, after opening them in 2017, public statement said they were refocusing on airports.

Roadmap

	Build [Complete]	Launch	Expand
Round	Pre-Seed	Seed	Series A
Runway	Q4 2018 through Q2 2020	Q1 2021 through Q3 2022	Q3 2022 through Q1 2024
Milestones	Proof-of-Concept	First Drive-Thru Location	Launch Locations 2, 3, and 4
Investment	$50k	$400k	$3.0M
Customers	-	300-500 Daily	1600-2500 Daily
MRR	-	$44k	$185k
Tech Features	- Customizable App Ordering - Automated Drink Preparation - Four Flavor Syrup Dispensers - Capacity for 100 drinks per day - Inkjet Printer for custom cup labels, messages, and promotions	- No human employees on site - GPS/Bluetooth Beacon implementation for scheduling - Redundant production systems - 30 minute restocking and cleaning performed once per day	- Lay groundwork for manufacturing at scale - Installation site build-out - Automated Inventory and Consumables Ordering - Franchise Opportunities

--- DISCLAIMER: These financial projections are not guaranteed. ---

WeFunder $100k - Funding Breakdown

- Scale-up automation: $25k
(we've invested $90k so far)

- Expanded features for MVP
Launch: $25k

- Marketing: $42.5k

- WeFunder Fee: $7.5k



Cost Breakdown of a $3.65 Vanilla Latte

Our Model

Labor, $0.03
Overhead, $0.08
Rent, $0.41
Coffee, $0.36
Milk, $0.19
Flavor Syrup, $0.06
Water/Electric, $0.07
Travel Lid, $0.03
Cup, $0.16

Our Profit, $2.25 Per Drink

375% More Profitable

Traditional Coffee Shops

Their Profit, $0.60 Per Drink
Labor, $1.10
Overhead, $1.23
Cup, $0.12
Travel Lid, $0.03
Water/Electric, $0.07
Flavor Syrup, $0.06
Milk, $0.16
Coffee, $0.28
Rent, $0.41

Selling 400 Drinks Per Day: **$27,000 Monthly Net Profit (Us)** vs $7,200 (Them)

Assumptions:

400 coffees per day

$5000/mo Rent

$1800/mo Utilities/Insurance/Etc

Coffee @ $9/lb, 18g per double espresso shot

--- DISCLAIMER: These financial projections are not guaranteed. ---

Specialty Coffee Association Market Data



+22% Coffeehouse Growth YoY
+18% 'Away From Home' Sales
$200M+ Consumer Spend, Per Day

2019 data was not compiled and released due to COVID-19… 2020 data is going to be slower but we don't know how much.

Intellectual Property

We will file 2-3 Provisional Patents prior to launch that would protect our process related integration of hardware and software components

How the App takes in GPS/Bluetooth to determine customer location.

How the Database Server communicates between the App and the Hardware locations.

We did a lot of unique product development that we are not seeking to make public declarations of, don't want to give up the recipe for our secret sauce.

Key Partners





• Preferred coffee supplier providing drink recipes, equipment tune-in, and coffee industry knowledge

• Erik Resch (Co-Owner) is interested in partnership on future projects

• Melissa Perez (Co-Owner) is Human Computer Interaction Expert

• EGRO has allowed us manufacturer level access to their coffee machines for remote control and data acquisition

• Their customers are using these machines in high volume drive-thrus on the West Coast

• Industry Connections and Introductions

Comparables

Acquired	Acquirer	Acquisition Price	Date	Revenue/Traction at Acquisition	Product Category
Carvana	IPO	$2.1B	April '17	$365M	Used Car Vending Machine and Financing
Costa Coffee	Coca-Cola Company	$4.9B	Jan '19	$1.7B	Coffee Chain, Vending Operations, Roasting
Mars Drinks	Lavazza	$650M	Oct '18	$350M	Flavia/Klix Coffee Vending Machines, Alterra Brand
Douwe Egberts	JAB Holding Company	$9.8B	April '13	$3B	JAB merged Peet's Coffee and Douwe Egberts to form JDE Peet's for IPO in 2020